

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 17, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.500% Senior Notes due 2050 of FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V., under the Exchange Act of 1934.

Sincerely,